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ALLIANCE WITH
MIRANDA & ESTAVILLO

May 12, 2014

VIA EDGAR AND FEDEX

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re                                 Marinus Pharmaceuticals, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted April 4, 2014
CIK No. 0001267813

Dear Mr. Riedler:

On behalf of our client, Marinus Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 1, 2014 (the “Comment Letter”) relating to the above referenced Confidential Draft Registration Statement (the “DRS”).

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement on Form S-1 filed today (the “Registration Statement”).  We also describe below the changes the Company has made in response to the Staff’s comments in the Registration Statement and the prospectus included therein.

For the Staff’s convenience, we are submitting copies of this letter, clean copies of the Registration Statement and copies of the Registration Statement marked to show all changes from the DRS via Federal Express.  In addition, supplemental materials for which confidential treatment pursuant to Rule 406 under the Securities Act of 1933 has been requested are being provided separately.

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

General

1.             If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response: The Company acknowledges the Staff’s comment and has made the appropriate changes throughout the Registration Statement.

2.             Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

Response:  The Company acknowledges the Staff’s comment, has filed certain additional exhibits with the Registration Statement and will file the remaining exhibits as promptly as possible.

3.             Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the images included in the Registration Statement are all of the graphic, visual or photographic information the Company currently intends to include in the Registration Statement. If the Company decides to use any additional images it will provide the Staff with proofs of such materials as soon as practicable.

4.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s request. The Company has supplementally provided the Staff written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that potential investors have not been permitted to retain copies of such written communications. The Company further advises the Staff that to its knowledge, as of the date hereof, no research reports have been distributed by any broker or dealer participating in the offering. The Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable in the event that any additional materials are presented to potential investors pursuant to Section 5(d) of the Securities Act or any materials are distributed by any broker or dealer participating in the offering.

Summary Financial Data, page 9
Selected Financial Data, page 55

5.             Please add the Inception to December 31, 2013 column on these two schedules or tell us, citing specific authoritative literature, why they have not been included.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 9 and 55 of the Registration Statement.

Risk Factors
“Ganaxolone may cause undesirable side effects ...” page 17

6.             Please revise this risk factor to clarify whether dizziness, fatigue and somnolence were the most severe side effects reported in your earlier-stage clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 17 of the Registration Statement.

Use of Proceeds, page 50

7.             Please expand the second bullet point to specify what stage of preclinical studies, clinical trials, manufacturing scale-up and bridging studies and other critical path activities for ganaxolone in patients with focal onset seizures you expect to be able to fund with the anticipated allocation of proceeds from this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 50 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Warrant Liability, page 64

8.             You state that “We estimate the warrant fair values using option pricing models which include inputs which we estimate, including the expected term of the warrants, expected volatility and the estimated fair value of the underlying preferred stock.”  Please provide more detailed information including the specific valuation model(s) and methods used and why that model(s) was selected.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 66 of the Registration Statement.

Stock-Based Compensation, page 64

9.             As you have not disclosed an estimated offering price we are deferring a final evaluation of your stock compensation accounting and disclosures until the estimated offering price is specified.  We may have further comment in this regard when the amendment containing an estimated offering price is filed.  Please continue to update your tabular disclosure on page 65 for any new option grants or other equity issuances and discuss how you determined the fair value.  Provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of recent equity issuances.

Response: The Company acknowledges the Staff’s comment and understands that the Staff may have further comment with respect to our stock compensation accounting and disclosures.  The Company advises the Staff that it will continue to update its tabular disclosure on page 66, and elsewhere as necessary or applicable, for any new option grants or other equity issuances, will disclose how it determined the fair value of such issuances and will provide the Staff with quantitative and qualitative analysis explaining any differences between the estimated offering price and the fair value of such issuances.

Business, page 68

10.          Please revise your disclosure to describe the INDs submitted in connection with your clinical trials of ganaxolone in focal onset epilepsy, PTSD, and FXS, and disclose when each IND was filed and by whom.  If you or someone else has not filed an IND for ganaxolone for any such indication or has filed an IND for a different indication, please explain the basis of your position that no IND filing or amendment was required.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 76 and 82 of the Registration Statement.

11.          Please expand your disclosure to describe the material terms of your arrangement(s) with the DoD, INTRuST, and/or the MIND Institute, including the following as may be applicable:

•                                         nature and scope of intellectual property rights granted;

•                                         each parties’ rights and obligations;

•                                         duration of agreement;

•                                         termination provisions; and

•                                         material payment provisions.

In addition, please file a copy of each agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment.

The Company does not believe that the terms of the arrangements with INTRuST and the MIND Institute are material.  There are no economic provisions or intellectual property rights relating to these arrangements.  The respective arrangements allow each of INTRuST and the MIND Institute to conduct preclinical studies and clinical trials using ganaxolone.  The obligations of the Company pursuant to these arrangements are to provide ganaxolone and regulatory support, as necessary.  The right granted to the Company pursuant to these arrangements is access to the data relating to the studies and trials performed.  The Company believes that the only material information relating to these arrangements is the identity of the persons with whom the Company is collaborating to conduct certain studies and trials, which the Company discloses throughout the Registration Statement.

The Company does not have an arrangement with the DoD.  Rather, the DoD has arrangements with INTRuST and the MIND Institute.  The DoD provides funding to INTRuST and the MIND Institute, which is material to the extent there are risks relating to any reliance of INTRuST and the MIND Institute on such funding.  The Company highlights these risks under “Summary—Risk Factors” on page 5 of the Registration Statement and more fully discuss these risks under “Risk Factors—Government funding for certain of our programs adds uncertainty to our research efforts…” on pages 27-28 of the Registration Statement.  The Company also revised its disclosure to clarify that INTRuST and the MIND Institute, rather than the Company, receive funding from the DoD.

Since the Company does not believe the arrangements with INTRuST and the MIND Institute are material, and since the Company does not have an arrangement with the DoD, it has not filed the agreements setting forth the terms and conditions of these arrangements as exhibits to the Registration Statement.

Overview, page 68

12.                               Please expand your description of the preclinical studies showing that the GABA modulatory activity of ganaxolone is responsible for its anticonvulsive activity in epileptic seizures and its antianxiety effects on PTSD and FXSs, to clarify, if true, that these results were observed, but the study was not controlled, and no analysis for statistical significance was performed.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 76 of the Registration Statement.

13.                               We note your statement that FXS is “the most common known genetic cause of autism.”  Please cite for us, with a view to revising your disclosure, your support for your conclusion that FXS is a known cause of autism.

Response: In response to the Staff’s comment, the Company has revised its disclosure to state, “FXS is a genetic condition that causes intellectual disability, behavioral and learning challenges and various physical characteristics,” on pages 3, 72 and 81.  The Company cites http://www.fragilex.org/fragile-x-associated-disorders/fragile-x-syndrome/ as support for this disclosure.

Ganaxolone in Epilepsy
Clinical Trials for Epilepsy in Adults, page 73

14.                               Please revise your disclosure to explain what you mean by the following technical terms or concepts the first time each is used:

•                                         Titration;

•                                         The Kruskal-Wallis test;

•                                         Kaplan-Meier analysis;

•                                         Chi-square analysis;

•                                         Mutagenicity;

•                                         Responder analysis.

Response: In response to the Staff’s comment, the Company has deleted the terms “chi-square analysis” and “mutagenicity” from its disclosure in the Registration Statement.  The Company has more fully explained the terms “Kruskal-Wallis test” and “titration” on page 76, and the terms “responder analysis” and “Kaplan-Meier” on pages 77 and 78, respectively.

15.                               We note the table on page 73.  Please revise your disclosure to explain what the numbers in parenthesis represent.

Response: The Company acknowledges the Staff’s comment and notes that the numbers in parentheses represent the mean standard deviation as the Company has indicated in the first column of the table on page 76.

16.                               In the paragraph following the table on page 73, please revise your disclosure to explain what you mean by the intention-to-treat population.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 77 of the Registration Statement.

17.                               Please revise your disclosure to explain what a p-value represents the first time you introduce this concept.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 77 of the Registration Statement.

18.                               Please expand your discussion of the secondary endpoints of Study 600 to describe briefly the parameters in which statistically significant differences were measured and those that demonstrated observable trends.

Response: In response to the Staff’s comment, and the Company has deleted the language, “based on statistically significant differences in some parameters and observable trends in others.”  In making the decision to delete this disclosure, the Company considered (i) the high number of secondary endpoints of Study 600 (there are more than fifty), (ii) that Study 600 was not powered for these endpoints, (iii) the level of complexity required to describe the parameters in which statistically significant differences were measured and ones in which trends were observed that were not statistically significant, (iv) the possibility that lengthy and complex disclosure might mislead an investor to believe such disclosure is more relevant than the Company believes it to be, and (v) the fact that some secondary endpoints in Study 600 measured statistically significant differences and others demonstrated observable trends does not enhance an investor’s understanding of the efficacy of ganaxolone’s seizure control or Study 600 beyond what is disclosed elsewhere in the Registration Statement.

19.                               Please expand your discussion of Study 601 to disclose whether the reduction in seizure frequency was statistically significant and, if so, disclose the p-values.

Response: The Company acknowledges the Staff’s comment.  Study 601 was an open-label study, so all subjects received ganaxolone and statistical testing was not employed.  Therefore the Company cannot discuss the significance of the reduction in seizure frequency or the p-values for Study 600.

Ganaxolone Safety Overview, page 75

20.                               Please expand your discussion of your reproductive toxicology studies to explain briefly what Pregnancy Categories B, C, and D represent.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 79 of the Registration Statement.

Collaborations—Purdue, page 82

21.                               Please expand your description of your Purdue license agreement to disclose:

•                                         the range of royalties within ten percent (e.g., high single-digits, low teens, etc.) payable to Purdue; and

•                                         any termination provisions.

In addition, please file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 65 and 86 of the Registration Statement. The Company has filed the license agreement it entered into with Purdue Neuroscience Company as Exhibit 10.12 to the Registration Statement and has supplementally requested confidential treatment pursuant to Rule 406 under the Securities Act of 1933 for certain portions thereof.

Executive and Director Compensation
Employment Agreements, page 106

22.                               Please revise your descriptions of the employment agreements with Messrs. Cashman and Smith and Dr. Farfel to include the definitions of “cause” and “good reason.”

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 110 and 111 of the Registration Statement.

Principal Stockholders, page 118

23.                               Please expand the discussion to identify the natural person(s) with voting or investment control over the securities owned by Foundation Medical Partners.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 124 of the Registration Statement.

*****

Please contact me at (215) 979-1227, Kathleen Shay at (215) 979-1210 or Peter Byrne at (215) 979-1930 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ John W. Kauffman

John W. Kauffman

cc:                                Christopher M. Cashman, Marinus Pharmaceuticals, Inc.

Edward F. Smith, Marinus Pharmaceuticals, Inc.

                                                Kathleen M. Shay, Esq., Duane Morris LLP

                                                Peter M. Byrne, Esq., Duane Morris LLP

                                                Thomas S. Levato, Esq., Goodwin Procter LLP